Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) announces to its shareholders and the market in general that it has on the present date, through its controlled company Itaú Unibanco S.A., entered into a purchase agreement (“Agreement”) with Banco BTG Pactual S.A. (“BTG”) under which Itaú Unibanco shall acquire an 81.94% share of the equity stock of Recovery do Brasil Consultoria S.A. (“Recovery”), equivalent to BTG’s entire stake in Recovery.

After securing the required regulatory and governmental permissions and the fulfillment of certain conditions, Itaú Unibanco shall pay BTG the amount of R$ 640 million for its equity stake in Recovery.

Simultaneously with the acquisition of the share in Recovery’s equity stock, Itaú Unibanco shall, under the same operation, acquire approximately 70% of a portfolio of R$ 38 billion in credit rights associated with recovery activities concerned with portfolios over which BTG has title. Subject to the same conditions precedent as for the acquisition of the stake in Recovery’s equity stock, Itaú Unibanco shall pay BTG R$ 570 million in currency for the above mentioned share of the portfolio.

Founded in Argentina in 2000 and present in Brazil since 2006, Recovery is a market leader in delinquent credit portfolio management and administration. Recovery’s activities consist in prospecting and evaluating portfolios, structuring operations, and conducting operational management, with a presence in every segment, from individuals to corporate credit, with financial and non-financial institutions, offering a distinctive competitive edge to its customers.

Recovery’s and its management team’s expertise in the provision of delinquent credit recovery services will optimize Itaú Unibanco’s operations, which, together with continued provision of services to third parties, will result in increased growth potential for Recovery’s activities.

The operation is not estimated to have material accounting effects for Itaú Unibanco’s 2016 bottom line.

With this transaction, Itaú Unibanco reaffirms its commitment to long-term shareholder value creation.

São Paulo, December 31, 2015.

MARCELO KOPEL

Investor Relations Officer